

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2014

<u>Via E-mail</u>
Thomas Chen
President and Chief Executive Officer
WeWearables, Inc.
7 Whitford
Irvine, CA 92602

> **Re: WeWearables, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 29, 2014**
> **File No. 333-198615**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. As requested in our comment letter dated October 8, 2014, please provide written acknowledgement, without limitation, of the following:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We have reviewed your response to comment 1 of our letter dated October 8, 2014. Please elaborate upon the facts presented in the final paragraph of your response that you believe supports your claim against the shell company designation. For example, you state that you have "acquired a significant asset," but we note only $100 in cash from your financial statements.

3. Please disclose that you are not a blank check company and that your business plan does not include engaging in a merger or acquisition with an unidentified company, companies, entity, or person.

Risk Factors, page 9

Risks Related to the Business, page 9

3. Because we have only recently commenced business operations, we face a high risk of business failure, page 10

4. We have reviewed your response to comment 5 of our letter dated October 8, 2014 and the related revisions to your prospectus. Your disclosure still reflects the possibility of internally developing products ("[i]n order for us to acquire or develop additional products"). Please clarify to what extent you may develop your own products for sale, now or in the future. Alternatively, if you do not plan to create your own products for retail, then please remove language suggesting such intent to resolve any inconsistent presentations of your operations.

7. We will face competition from companies with significantly greater resources and name recognition, page 11

5. We have reviewed your response to comment 6 of our letter dated October 8, 2014. In your response, you claim you are "focused in the retail of just Wearable Health and Wellness devices." However, competing for revenues in the Internet software industry requires an attempt to generate revenues from Internet software. If you will focus solely on device sales, please remove any language implying your operations will include Internet software sales. Additionally, please include disclosure describing the competitive risks of the Internet retail industry. This comment also applies to the disclosure you provide on page 37 regarding the competition you discuss, which seems to focus on the manufacturers of devices as opposed to the resellers.

Dilution, page 23

6. We note your response to comment 11 from our letter dated October 8, 2014 and the revisions to your dilution calculation. Please revise your table further to reflect a pre-offering net tangible book value of ($15,000) instead of $0.

7. We note your response to comment 12 from our letter dated October 8, 2014 and your addition of a note to the table stating that you valued the shares at $0.05 per share. Please tell us how you determined the $100,000 consideration amount and ensure that the amounts used in this table are consistent with the values used in your financial statements. In this regard, we are unclear why you appear to have ascribed value to the founders' shares within this table and on page 41 but not within your financial statements.

Management's Discussion and Analysis or Plan of Operation, page 27

8. Please revise your disclosure to indicate clearly how you intend to generate revenues. On the one hand, you state on page 28 and elsewhere in your prospectus that you plan to "market and distribute the next generation of wearable health and wellness devices," which suggests to us that you plan to act as a reseller of such products and that you will generate revenue from the sales of goods. However, your discussion under "Our Plan" seems to suggest that you intend to market and sell a software application that will allow manufacturers to sell such products. For example, your disclosure at the top of page 29 says that the "goal is to develop a self-service software platform where vendors can select where to sell their products, how much to advertise their product and set their own pricing and inventory levels" and the top of page 30 says that you plan to "increase sales and marketing oriented activities to gain new sales for the Company's software products and software integration services..."

Business, page 34

Market overview, page 34

9. Please supplementally provide us with a copy of the Business Insider report cited in your prospectus. If you will submit an electronic copy, you must use EDGAR and may include it as an attachment to your response letter or separately designated as correspondence. If you will submit a physical copy, please include a cover letter and send it to us via postal carrier.

Certain Relationships and Related Transactions, page 42

10. Please revise this discussion to address the loan from Mr. Thomas Chen for $110,000, which you mention in Note 7 to your financial statements.

Plan of Distribution, page 47

11. You state, "trading of our securities, if any, will be in the over-the-counter markets which are commonly referred to as the OTCQB as maintained by OTC Markets or OTCBB as maintained by FINRA (once and if and when quoting thereon has occurred)." However, you have not completed the proper application process for quotation on either of these

markets and may never obtain quotation. Please revise to include trading details in the absence of OTCQB or OTCBB trading.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars, Staff Accountant, at 202.551.3348 or Andrew Blume, Staff Accountant, at 202.551.3254 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director